UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 06 February 2014
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X           Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes         No X

Issued by Harmony Gold
Mining Company Limited

6 February 2014

For more details contact:
Russell and Associates
Charmane Russell and/or
James Duncan
Tel:
+27 (0)11 880 3924
James Duncan mobile:
+27 (0) 82 318 9855
Charmane Russell mobile:
+27 (0) 82 372 5816

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za

JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228

Registration number:
1950/038232/06
Update 4: Doornkop mine
Johannesburg: Thursday, 6 February 2014: The Minister of Mineral Resources,
Susan Shabangu; David Msiza (the Chief Inspector of Mines); Mike Teke (President
of the Chamber of Mines); Piet Mathosa (Deputy President of the NUM); Patrice
Motsepe (Chairman of Harmony); and Graham Briggs (Chief executive officer of
Harmony) met at Harmony’s Doornkop mine today.
Together they conveyed their condolences to the families of the deceased. Mine management provided a brief to the Minister and her party on the events of the past two days at Doornkop, and collectively they addressed the media and employees thereafter.
A key point of discussion at the briefing was the investigation that will be conducted by the Ministry, in collaboration with Harmony management and the NUM, in coming days. It was emphasised that the investigation will uncover the events that led to the tragedy at Doornkop and that speculation before the investigation is concluded would not serve any purpose. The Minister noted that the outcome of the investigation would have ‘learnings’ for all.
Chief executive officer, Graham Briggs presented an update on the rescue operations, which continue for the missing employee. “Finding the missing employee remains the company’s priority”, he said.
The company has made contact with the families of all the men who had died and will, in the coming days, be providing counselling and other assistance to them during this difficult time.
ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: 06, February 2014
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name:  Frank Abbott
Title:     Financial Director